Exhibit 99.1

Sequans Communications Announces Third Quarter 2014 Financial Results

PARIS--(BUSINESS WIRE)--October 23, 2014--4G chipmaker Sequans Communications S.A. (NYSE: SQNS) today announced financial results for the third quarter ended September 30, 2014.

Third Quarter 2014 Highlights:

Revenue: Revenue of $6.5 million increased 27.4% compared to the second quarter of 2014, due to higher sales of chipsets and higher other revenue. Revenue increased 58.7% compared to the third quarter of 2013 due to higher sales of products primarily for the LTE markets.

Gross margin: Gross margin was 39.4% compared to gross margin of 41.3% in the second quarter of 2014, due to a slightly less favorable revenue mix, and compared to 25.1% in the third quarter of 2013, due to higher revenues allowing for a better absorption of fixed production costs.

Operating loss: Operating loss was $8.0 million compared to an operating loss of $8.7 million in the second quarter of 2014 and an operating loss of $8.8 million in the third quarter of 2013, reflecting higher gross profit and slightly lower operating expenses.

Net loss: Net loss was $8.1 million, or ($0.14) per diluted share/ADS, compared to a net loss $8.7 million, or ($0.15) per diluted share/ADS in the second quarter of 2014 and a net loss of $8.8 million, or ($0.20) per diluted share/ADS in the third quarter of 2013.

Non-IFRS Net loss: Excluding stock-based compensation, non-IFRS net loss was $7.8 million, or ($0.13) per diluted share/ADS, compared to a non-IFRS net loss of $8.4 million, or ($0.14) per diluted share/ADS in the second quarter of 2014, and a non-IFRS net loss of $8.3 million, or ($0.19) per diluted share/ADS, in the third quarter of 2013.

In millions of US$ except percentages, shares and per share amounts	Key Metrics
	Q3 2014	%*	Q2 2014	%*	Q3 2013	%*
Revenue	$6.5		$5.1		$4.1
Gross profit	2.5	39.4%	2.1	41.3%	1.0	25.1%
Operating loss	(8.0)	(123.3%)	(8.7)	(171.2%)	(8.8)	(215.5%)
Net loss	(8.1)	(126.0%)	(8.7)	(171.4%)	(8.8)	(215.4%)
Diluted EPS	($0.14)		($0.15)		($0.20)
Weighted average number of diluted shares/ADS	59,144,741		59,144,398		44,683,839
Cash flow used in operations	(7.0)		(3.3)		(9.5)
Cash, cash equivalents and short-term investments at quarter-end	16.9		22.1		15.0

Additional information:
Stock-based compensation included in operating result
	0.3		0.3		0.4
Non-IFRS diluted EPS (excludes stock-based compensation)	($0.13)		($0.14)		($0.19)

* Percentage of revenue

“Our third quarter revenues reflect a 68% increase in LTE product revenues compared to the second quarter, driven mainly by the growing momentum from emerging and green field operators,” said Georges Karam, Sequans CEO. “We are anticipating to start volume shipments in the fourth quarter for new LTE-only devices in the United States, with expansion to other regions next year.”

Fourth Quarter 2014 Outlook

The following statements are based on management’s current assumptions and expectations. These statements are forward-looking and actual results may differ materially. Sequans undertakes no obligation to update these statements.

Sequans expects revenue for the fourth quarter of 2014 to be in the range of $7 to $8 million, with non-IFRS gross margin above 35%. Based on this revenue range and expected gross margin, non-IFRS net loss per diluted share/ADS is expected to be between ($0.12) and ($0.14) for the fourth quarter of 2014, based on approximately 59.1 million weighted average number of diluted shares/ADSs. Non-IFRS EPS guidance excludes the impact of stock based compensation and any other relevant non-cash or non-recurring expenses. During the fourth quarter, Sequans expects to receive approximately $7 to $8 million in the form of a research tax credit and research and development funding from the French government, which will augment Sequans’ cash on hand.

Conference Call and Webcast

Sequans plans to conduct a teleconference and live webcast to discuss the financial results for the third quarter of 2014 today, October 23, 2014, at 8:00 a.m. EDT /14:00 CEST. To participate in the live call, analysts and investors should dial 800-230-1074 (or +1 612-234-9960 if outside the U.S.). A live and archived webcast of the call will be available from the Investors section of the Sequans website at www.sequans.com/investors/. A replay of the conference call will be available until November 23, 2014, by dialing toll free 800-475-6701 in the U.S., or +1 320-365-3844 from outside the U.S., using the following access code: 338240.

Sequans may choose to use social media channels such as its website (www.sequans.com), Twitter account (www.twitter.com/Sequans) and Facebook page (www.facebook.com/Sequans) as a means of disclosing material information. A list of these social media channels will be posted on Sequans website at www.sequans.com/investors/ and may be updated from time to time.

Forward Looking Statements

This press release contains projections and other forward-looking statements regarding future events or our future financial performance. All statements other than present and historical facts and conditions contained in this release, including any statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). These statements are only predictions and reflect our current beliefs and expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in the projections or forward-looking statements. Some of the factors that could cause actual results to differ materially from the forward-looking statements contained herein include, without limitation: (i) the contraction or lack of growth of markets in which we compete and in which our products are sold, including LTE and WiMAX markets, (ii) unexpected increases in our expenses, including manufacturing expenses, (iii) our inability to adjust spending quickly enough to offset any unexpected revenue shortfall, (iv) delays or cancellations in spending by our customers, (v) unexpected average selling price reductions, (vi) the significant fluctuation to which our quarterly revenue and operating results are subject due to cyclicality in the wireless communications industry and transitions to new process technologies, (vii) our inability to anticipate the future market demands and future needs of our customers, (viii) our inability to achieve new design wins or for design wins to result in shipments of our products at levels and in the timeframes we currently expect, and (ix) other factors detailed in documents we file from time to time with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995.

Use of Non-IFRS/non-GAAP Financial Measures

To supplement our unaudited consolidated financial statements prepared in accordance with IFRS, we disclose certain non-IFRS, or non-GAAP, financial measures. These measures exclude non-cash charges relating to stock-based compensation. We believe that these measures can be useful to facilitate comparisons among different companies. These non-GAAP measures have limitations in that the non-GAAP measures we use may not be directly comparable to those reported by other companies. We seek to compensate for this limitation by providing a reconciliation of the non-GAAP financial measures to the most directly comparable IFRS measures in the table attached to this press release.

About Sequans Communications

Sequans Communications S.A. (NYSE: SQNS) is a 4G chipmaker and leading provider of single-mode LTE chipset solutions to wireless device manufacturers worldwide. Founded in 2003, Sequans has developed and delivered six generations of 4G technology and its chips are certified and shipping in 4G networks, both LTE and WiMAX, around the world. Today, Sequans offers two LTE product lines: StreamrichLTE™, optimized for feature-rich mobile computing and home/portable router devices, and StreamliteLTE™, optimized for M2M devices and other connected devices for the Internet of Things. Sequans is based in Paris, France with additional offices in the United States, United Kingdom, Israel, Hong Kong, Singapore, Taiwan, South Korea, and China. Visit Sequans online at www.sequans.com; www.facebook.com/sequans; www.twitter.com/sequans

Condensed financial tables follow

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
(in thousands of US$, except share and per share amounts)	Sept 30,	June 30,	Sept 30,
	2014	2014	2013

Revenue :
Product revenue	5,573	4,404	3,842
Other revenue	885	664	227
Total revenue	6,458	5,068	4,069
Cost of revenue
Cost of product revenue	3,824	2,932	3,026
Cost of other revenue	87	44	21
Total cost of revenue	3,911	2,976	3,047
Gross profit	2,547	2,092	1,022
Operating expenses :
Research and development	7,603	7,518	7,339
Sales and marketing	1,390	1,454	1,101
General and administrative	1,516	1,796	1,350

Total operating expenses	10,509	10,768	9,790
Operating loss	(7,962)	(8,676)	(8,768)
Financial income (expense):
Interest income (expense), net	(7)	(1)	3
Foreign exchange gain	(121)	30	52
Loss before income taxes	(8,090)	(8,647)	(8,713)
Income tax expense	45	41	53
Loss	(8,135)	(8,688)	(8,766)
Attributable to :
Shareholders of the parent	(8,135)	(8,688)	(8,766)
Minority interests	-	-	-
Basic loss per share	($0.14)	($0.15)	($0.20)
Diluted loss per share	($0.14)	($0.15)	($0.20)
Weighted average number of shares used for computing:
— Basic	59,144,741	59,144,398	44,683,839
— Diluted	59,144,741	59,144,398	44,683,839

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine months ended Sept 30,
(in thousands of US$, except share and per share amounts)	2014	2013

Revenue :
Product revenue	14,077	6,737
Other revenue	1,953	1,981
Total revenue	16,030	8,718
Cost of revenue
Cost of product revenue	9,399	5,620
Cost of other revenue	213	392
Total cost of revenue	9,612	6,012
Gross profit	6,418	2,706
Operating expenses :
Research and development	22,039	21,101
Sales and marketing	4,023	3,375
General and administrative	5,265	5,469

Total operating expenses	31,327	29,945
Operating loss	(24,909)	(27,239)
Financial income (expense):
Interest income, net	3	32
Foreign exchange gain	(47)	87
Loss before income taxes	(24,953)	(27,120)
Income tax expense (benefit)	128	141
Loss	(25,081)	(27,261)
Attributable to :
Shareholders of the parent	(25,081)	(27,261)
Minority interests	-	-
Basic loss per share	($0.42)	($0.64)
Diluted loss per share	($0.42)	($0.64)
Weighted average number of shares used for computing:
— Basic	59,140,697	42,779,077
— Diluted	59,140,697	42,779,077

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	At Sept 30,	At December 31,
(in thousands of US$)	2014	2013

ASSETS
Non-current assets
Property, plant and equipment	8,308	6,622
Intangible assets	3,428	4,679
Deposits and other receivables	330	471
Available for sale assets	618	1,098
Total non-current assets	12,684	12,870
Current assets
Inventories	8,198	6,582
Trade receivables	6,100	5,486
Prepaid expenses and other receivables	3,090	2,832
Recoverable value added tax	385	508
Research tax credit receivable	5,824	8,006
Cash and cash equivalents	16,865	37,244
Total current assets	40,462	60,658
Total assets	53,146	73,528

EQUITY AND LIABILITIES
Equity
Issued capital, euro 0.02 nominal value, 59,144,741 shares authorized, issued and outstanding at September 30, 2014 ( 59,129,639 at December 31, 2013)	1,568	1,567
Share premium	165,507	165,785
Other capital reserves	15,781	14,721
Accumulated deficit	(148,320)	(123,239)
Other components of equity	130	95
Total equity	34,666	58,929
Non-current liabilities
Government grant advances and interest-free loans	429	604
Finance lease obligations	43	240
Provisions	768	460
Deferred tax liabilities	36	37
Total non-current liabilities	1,276	1,341
Current liabilities
Trade payables	9,659	7,252
Interest-bearing receivables financing	2,670	-
Government grant advances and interest-free loans	360	435
Finance lease obligations	236	261
Other current liabilities	3,861	4,384
Deferred revenue	332	343
Provisions	86	583
Total current liabilities	17,204	13,258
Total equity and liabilities	53,146	73,528

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended Sept 30,
(in thousands of US$)	2014	2013

Operating activities
Loss before income taxes	(24,953)	(18,407)
Non-cash adjustment to reconcile income before tax to net cash from (used in) operating activities
Amortization and impairment of property, plant and equipment	2,621	2,055
Amortization and impairment of intangible assets	1,361	954
Share-based payment expense	1,060	1,050
Increase (decrease) in provisions	(189)	(71)
Financial income	(3)	(29)
Foreign exchange loss (gain)	(21)	60
Loss (Gain) on disposal of property, plant and equipment	26	-
Working capital adjustments
Decrease (Increase) in trade receivables and other receivables	(1,170)	1,059
Decrease (Increase) in inventories	(1,616)	(455)
Decrease (Increase) in research tax credit receivable	2,182	(1,577)
Increase (Decrease) in trade payables and other liabilities	1,999	900
Increase (Decrease) in deferred revenue	(11)	281
Increase (Decrease) in government grant advances	171	(180)
Income tax paid	(211)	(210)
Net cash flow used in operating activities	(18,754)	(14,570)

Investing activities
Purchase of intangible assets and property, plant and equipment	(4,450)	(2,623)
Sale (purchase) of financial assets	621	(103)
Interest received	109	82
Net cash flow used in investments activities	(3,720)	(2,644)

Financing activities
Public equity offering, net of costs	(300)	13,548
Proceeds from issue of warrants and exercise of stock options/warrants	22	-
Proceeds from Interest-bearing receivables financing	2,670	-
Repayment of borrowings and finance lease liabilities	(193)	(122)
Interest paid	(104)	(54)
Net cash flows from financing activities	2,095	13,372

Net increase (decrease) in cash and cash equivalents	(20,379)	(3,842)
Net foreign exchange difference		(3)
Cash and cash equivalent at January 1	37,244	28,751
Cash and cash equivalents at end of the period	16,865	24,906

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

	Three months ended
(in thousands of US$, except share and per share amounts)	Sept 30,	June 30,	Sept 30,
	2014	2014	2013
Net IFRS loss as reported	(8,135)	(8,688)	(8,766)
Add back
Stock-based compensation expense according to IFRS 2	334	331	427
Non-IFRS loss adjusted	(7,801)	(8,357)	(8,339)

IFRS basic loss per share as reported	($0.14)	($0.15)	($0.20)
Add back
Stock-based compensation expense according to IFRS 2	($0.00)	$0.01	$0.01
Non-IFRS basic loss per share	($0.13)	($0.14)	($0.19)
IFRS diluted loss per share	($0.14)	($0.15)	($0.20)
Add back
Stock-based compensation expense according to IFRS 2	($0.00)	$0.01	$0.01
Non-IFRS diluted loss per share	($0.13)	($0.14)	($0.19)

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

	Nine months ended
(in thousands of US$, except share and per share amounts)	Sept 30,	Sept 30,
	2014	2013
Net IFRS loss as reported	(25,081)	(27,261)
Add back
Stock-based compensation expense according to IFRS 2	1,060	1,477
Non-IFRS loss adjusted	(24,021)	(25,784)

IFRS basic loss per share as reported	($0.42)	($0.64)
Add back
Stock-based compensation expense according to IFRS 2	$0.01	$0.04
Non-IFRS basic loss per share	($0.41)	($0.60)
IFRS diluted loss per share	($0.42)	($0.64)
Add back
Stock-based compensation expense according to IFRS 2	$0.01	$0.04
Non-IFRS diluted loss per share	($0.41)	($0.60)

CONTACT:
Sequans Communications S.A.
Media Relations: Kimberly Tassin, +1.425.736.0569, Kimberly@sequans.com
Investor Relations: Claudia Gatlin, +1.212.830.9080, Claudia@sequans.com